FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2012 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

As previously announced, in October 2010 and February 2012, Tower issued an aggregate amount of approximately $180 million of Series F Debentures which are convertible into ordinary shares of Tower.

Based on the formula set out in Tower’s October 2010 Israeli shelf offering report for calculating the conversion ratio, which was calculated during the 15 trading days prior to September 18, 2012, and adjusting for Tower’s recent reverse share split, 38.21  NIS face value of Series F Debentures will be convertible into one ordinary share, par value NIS 15.00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 19, 2012	By:	/s/ Nati Somekh
Nati Somekh
Corporate Secretary